April 20, 2012

VIA EDGAR AND E-MAIL

Alison White U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Additional SEC Staff Comments on Post-Effective Amendment No. 35 to the Registration Statement on Form N-1A of AXA Premier VIP Trust (File Nos. 333-70754 and 811-10509)

Dear Ms. White:

On behalf of the above-referenced registrant, set forth below are additional comments that you provided on April 16, 2012 concerning Post-Effective Amendment No. 35 to the Registration Statement on Form N-1A (the “Post-Effective Amendment”) of AXA Premier VIP Trust (the “Trust”), which was filed with the U.S. Securities and Exchange Commission on February 8, 2012, and the Trust’s responses thereto.  Your comments are set forth in italics and are followed by the Trust’s responses.  Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

1.	Custom Benchmarks
	(a)	Comment: Please confirm that the international index custom benchmarks are broad-based.

Response: The Trust confirms that the international index custom benchmarks are broad-based indices.  The benchmarks consist of a composite of the EuroSTOXX 50 Index (which represents 25% of the composite), the FTSE 100 Index (which represents 25% of the composite), the TOPIX Index (which represents 25% of the composite), and the S&P/ASX 200 Index (which represents 10% of the composite).  Together, these indices represent the performance of almost 2,000 companies located outside of the United States and engaged in many different industries.  In particular, the EuroSTOXX 50 Index represents the performance of 50 leading blue chip companies in the Eurozone.  The FTSE 100 Index represents the performance of the 100 largest blue chip companies listed on the London Stock Exchange.  The TOPIX Index is a capitalization weighted index that represents the performance of the largest firms listed on the Tokyo Stock Exchange and currently consists of

Alison White.
April 20, 2012

over 1,600 companies. The S&P/ASX 200 Index represents the performance of the 200 largest index-eligible stocks listed on the Australian Stock Exchange.
(b)	Comment: Please revise the index descriptions of the custom benchmarks on to conform to the SEC’s plain English requirements in Rule 421 under the Securities Act of 1933.
Response: The Trust has made the requested changes. The benchmark descriptions will be revised consistent with the following sample description:

Volatility Managed Index — Large Cap Core (“VMI — LCC”): An index that applies a formula to the S&P 500 Index adjusting the equity exposure of the S&P 500 Index when certain volatility levels are reached.

Corresponding changes will be made for each of the other custom benchmark indices.

*    *    *    *    *
If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9351.

Sincerely,

Mark C. Amorosi

Enclosure

cc:	Patricia Louie, Esq.
William MacGregor, Esq.
AXA Equitable Funds Management Group, LLC

Clifford J. Alexander, Esq.
K&L Gates LLP